NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-11 MAY 9, 2005

RUBICON REPORTS NEW KALUKUNDI RESULTS - INCLUDES 40.5 METRES OF 5.99% COPPER AND 0.64% COBALT
-Feasibility on track for completion August-September 2005-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce a further update on the Kalukundi copper-cobalt deposit, located in the DRC. The Kalukundi deposit contains an inferred, near-surface oxide resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt down to a vertical depth of 150m

(12.93% copper equivalent grade based on US$0.90 copper and US$15.00 cobalt per pound). Current diamond drilling is designed to upgrade the classification of the resource between 0 and 100 metres below surface, as part of a feasibility study which is scheduled to be completed late August to early September, 2005. Rubicon holds a 35.61% interest in a private B.C. incorporated company, Africo Resources Ltd. ("Africo") which is earning a 75% interest in the Kalukundi deposit located in the DRC.

"Kalukundi continues to return exceptional grades and exhibits good lateral and vertical continuity. Resource drilling is complete and, upon receipt of the final batch of results, a new resource model will be generated. Other feasibility programs are ongoing and Africo continues to project a late August, early September 2005 completion date." stated David Adamson.

A total of 4345.05m from 48 boreholes have been completed to date on the four areas targeted for feasibility study evaluation. Assay results for 37 of these are reported in this release. The four main targets are C5PSL (drilling complete and previously reported), C5Anticline, KALN(S) and KALN(N). New results, along with previously reported result in italics, are presented below (see www.rubiconminerals.com for maps and sections):

C5Anticline Target

This target contains an inferred resource of 4.5 million tonnes grading 3.89% copper and 0.69% cobalt (approximately 26.6% of the total resource). Drilling is now complete on this target and assays for all seven drill holes are reported below:

Drill hole ID	From(m)	To(m)	Core length (m)	Copper %	Cobalt %

K42	4.00	42.64	38.64	1.00	0.48

K43	9.60	42.88	33.28	3.88	0.31

K44	19.78	44.46	24.68	8.05	0.40

K45	5.04	97.98	92.94	2.74	0.68

Includes:			40.52	5.99	0.64

K46*	20.64	45.13	24.49	0.16	0.79

K47	15.80	51.50	35.70	2.81	0.58

K48	26.00	110.40	86.46	2.73	0.42

Includes	55.10	94.09	38.99	4.73	0.59

        *broken and faulted ground - hole drilled within and close to bounding cut-off fault. Note that, although true thicknesses have not yet been determined, reported core lengths correspond well with those of historic intercepts which form part of the current inferred resource.

TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-11 MAY 9, 2005

Key features of the results confirm:

  Overall grades similar to those in the inferred resource.
  Exceptional copper rich grades are developed locally as reported in K44, K45 and K48.

Drilling has tested both limbs of an anticline, the limbs of which dip at approximately 56° towards the NE. Boreholes K42, K43 &K44, tested the western limb, while BH's K45, K46 & K48 tested the full thickness of the folded succession. BH K47 was sited in the nose of the fold to test the geology and grade in this area and to determine the plunge of the fold structure, which is approximately 45° to the north. Additional drilling is in progress for geotechnical evaluation purposes and this will provide additional ore intersections at depth.

C5PSL target

The C5PSL target comprises an inferred resource of approximately 6.4 million tonnes grading 2.77% copper and 0.76% cobalt (approximately 37.9% of the total resource). Drilling at the C5PSL target is has recently been completed. Initial results were presented in a news release dated March 21, 2005. Results from the latest drilling are pending. The previously announced results are reproduced here for ease of reference:

Drill hole ID	From(m)	To(m)	Core length (m)	Copper %	Cobalt %

K13	42.00	95.00	53.00	2.98	1.36

K16	100.00	138.00	38.00	2.84	0.89

K14	35.00	70.00	35.00	2.68	0.72

K15	95.73	125.70	29.97	2.63	0.37

KM-1B	35.00	72.00	38.00	2.79	1.12

KM-17*	26.00	48.00	22.00	0.08	0.39

KM-18	35.00	72.00	37.00	2.33	1.31

KM-19	73.78	107.64	33.86	3.98	1.34

KM-20	22.29	32.30	32.30	2.52	0.95

Key features of the results confirm:

  Thick oxidized intersections with consistent high grade copper and exceptional grade cobalt.
  Results to date indicate significantly higher grade cobalt than previous drilling in this area.
  Sectional drilling indicates good lateral and depth continuity of oxide mineralization.
  Drilling is being carried out on nominal 50 metre centres with the aim of upgrading the classification of the current inferred resource.
  Mineralization occurs over a 625-metre strike length and has been drilled to allow calculation of a new resource to 100 metres below surface.
  Dominantly oxide mineralization is known from wider spaced drilling to continue to a depth of 150 m below surface.
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TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-11 MAY 9, 2005

KALN(S) Target

The Kalukundi North fragment, southern part (KALN(S)) contains an inferred resource of 3.3 Mt grading 2.46% Copper and 0.49% Cobalt (19.5% of the total inferred resource). Drilling is completed on this target (12 holes). Assays have been received for all 12 holes which are reported below (previously reported data are in italics):

Drill hole ID	From(m)	To(m)	Core length (m)	Copper %	Cobalt %

K21	11.89	68.57	56.68	2.78	0.23

K22	80.00	197.00	117.00	1.46	0.46

K23	69.00	114.67	45.67	1.91	0.22

K24	36.20	85.18	48.98	3.34	0.58

K25	87.00	135.60	48.60	1.76	0.27

K26	34.00	82.74	48.74	4.01	0.34

K-27	14.51	66.36	51.85	3.25	0.12

K28	34.90	52.10	17.20	2.20	0.17

K-29	11.25	78.72	67.47	4.75	0.22

Includes	11.25	52.93	41.68	5.89	0.18

K-30	59.25	113.60	54.35	3.60	0.17

K-31	31.10	68.56	37.46	1.92	0.66

K-32	49.00	114.50	65.50	1.85	0.29

New results confirm earlier observations that:

  Drilled widths are significantly thicker in this area than previously documented.
  Mineralization extends into hanging wall units for 9- 26 metres in places. This mineralization has not been incorporated into the existing resource and thus has potential to increase tonnages.
  Results to date indicate variability of copper grades with significantly higher grade copper in the centre and south and with lower cobalt than the inferred resource average grade.
  Although the ore zone is faulted out on the western edge, significant mineralization was still encountered in the footwall rocks of BH K28.
  Sulphide mineralization is known from sparse drilling to extend beneath the oxide zones. One historical hole at KALN(S) (KD-101) intersected 10.5 metres grading 5.36% copper and 0.41% cobalt approximately 450 metres below surface. Sulphide zones offer potential to develop additional resources and will be evaluated in due course
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TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-11 MAY 9, 2005

KALN(N) Target

The Kalukundi North fragment, northern part (KALN(N)) contains an inferred resource of 2.7 Mt grading 2.89% Copper and 0.58% Cobalt (16.0 % of the total resource). Drilling is completed on this target (9 drill holes) assays have been received for 8 of these which are reported below.

Drill hole ID	From(m)	To(m)	Core length (m)	Copper %	Cobalt %

K33	34.94	85.84	49.90	2.40	0.93

K34	53.04	88.45	35.41	2.80	0.58

K35	28.00	60.51	32.51	2.48	0.52

K36	28.00	70.14	42.14	3.75	0.23

K37	94.34	153.00	58.66	2.02	0.71

K38	59.70	103.16	43.46	2.34	0.44

K39	30.60	84.60	54.00	3.59	0.84

K40					Zone faulted
					out

K41*	83.50	99.40	15.90	1.58	0.61

* Mineralized zone faulted out.

Latest results confirm earlier observations that include:

Results indicate grades comparable to the initial drilling data.

Drilled widths are also of the same order as those previously encountered.

Feasibility Study update:

Six major consultants have been appointed to undertake key aspects of the feasibility study. These are: MDM Ferroman - managing consultant; SRK - project auditor; RSG Global - Resource calculations & open pit optimization and mine planning; Knight Piesold - Mining and plant geotechnical studies; AMC - Environmental impact assessment (EIA), hydrogeological work, tailings dam design and geotechnical studies; MINTEK - Metallurgical testwork.. Summary details are provided below:

Metallurgy:

In connection with these studies, a bulk surface sample has been taken and sent to MINTEK for metallurgical and comminution testwork which is ongoing. Preliminary leach testwork indicates that high recoveries can be obtained for both copper (>90%) and cobalt (>80%) but that more evaluation is required to establish actual recoveries through bench scale hydrometallurgical leach tests and pilot plant testwork.

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TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-11 MAY 9, 2005

Resource modeling and mine planning:

The geological model has been finalized and has been forwarded to RSG global in Perth. This is being processed and validated with a view to undertaking a geo-statistical evaluation of the assay data and to defining the grade and tonnage of the ore bodies. Complete modeling of all targets will require the receipt of final assays, expected within 2-3 weeks.

The plant site and proposed tailings dams have been selected and detailed ground evaluation work is in progress. Geotechnical drilling is ongoing and this, in combination with hydrogeological drilling will need to be completed before plans for open pit design can be finalized.

Environmental:

An Environmental Impact Assessment has been commenced and preliminary evaluation work completed. Finalization of the study is dependent upon feedback information on the mine planning, plant process and chemistry of the tailings material. This will only be finalized once the additional data is available.

For the resource drilling, HQ-3 sized drill core is sawn on site, bagged and shipped via air freight to South Africa. Sample preparation and assays were carried out by SGS Lakefield in South Africa using pyrosulphate fusion XRF and thus reflect total copper and cobalt contents. Assaying has included standard and blank samples with each analytical batch. All of the work was carried out under the supervision of Michael Evans (Pr.Sci.Nat), the Q.P. on the project under 43-101. Drilling sampling and assay protocols have been audited on site by SRK Consulting of Johannesburg, South Africa.

Unrelated Matters:

Rubicon announces that, by mutual agreement, Michael Gray has left the employ of the Company. The Company thanks Michael for his service to Rubicon and wishes him well in his future endeavours.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. In addition to its Africo ownership, the Company also holds a 60% interest in Toquima Minerals Corporation, a Nevada and Alaska focused exploration company.

RUBICON MINERALS CORPORATION

"David W. Adamson"
President & CEO

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface. The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Copper equivalent grade values have been calculated by converting the assay values of cobalt to copper using stated commodity prices. More accurate copper equivalent grades depend on factors such as metal recoveries and treatments to be determined by the feasibility study.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

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The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.